   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                            ------------------------
                       AMERICAN PRESIDENT COMPANIES, LTD.
                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  029103 10 8
                     (CUSIP Number of Class of Securities)

                              MARYELLEN B. CATTANI
                           Executive Vice President,
                         General Counsel and Secretary
                       AMERICAN PRESIDENT COMPANIES, LTD.
                                 1111 BROADWAY
                           OAKLAND, CALIFORNIA 94607
                                 (510) 272-8000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                     on Behalf of Person Filing Statement)

                                   COPIES TO:

                                STANTON D. WONG
                           Pillsbury Madison & Sutro
                                 P.O. Box 7880
                        San Francisco, California 94120
                                 (415) 983-1000

                                AUGUST 10, 1995
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

-----------------------------------------------------
-----------------------------------------------------
                                   Amount of Filing
    Transaction Valuation:               Fee:
-----------------------------------------------------
        $120,000,000(*)                $24,000
-----------------------------------------------------
-----------------------------------------------------


(*)   Determined pursuant to Rule  0-11(b)(1). Assumes the purchase of 4,000,000 shares at $30 per share.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $24,000.
Form or Registration     Schedule 13E-4.
 No.:
Filing Party:            American President Companies, Ltd.
Date Filed:              August 10, 1995.

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--------------------------------------------------------------------------------
                         This is Page One of ___ Pages
         The Exhibit Index is located on Sequentially Numbered Page ___

    This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated August 10, 1995 filed by American President Companies, Ltd., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase 4,000,000 outstanding shares of Common Stock, par value $.01 per share (the "Shares"), at prices not greater than $30 nor less than $27 per share, net to the seller in cash.

ITEM 1. SECURITY AND ISSUER.

    Item 1 is hereby amended to add the following paragraphs at the end thereof:

    The Offer  expired  at  12:00  midnight, New  York  City  time,  on  Friday,
September 8, 1995. In accordance with the terms of the Offer, the Company determined that the Purchase Price was $30 per Share. According to the Depositary, a total of 2,820,499 Shares were validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date. The Company will purchase all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date.

    The Company expects to begin mailing checks representing the Purchase Price of the Shares purchased pursuant to the Offer early in the week of September 18, 1995 and will be returning unpurchased Shares shortly thereafter.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to add the following Exhibits:

    (a)(11)     Form of Press Release dated September 11, 1995.
    (a)(12)     Form of Press Release dated September 18, 1995.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: September 21, 1995

                                          AMERICAN PRESIDENT COMPANIES, LTD.

                                          By   /s/  MARYELLEN B. CATTANI
                                          --------------------------------------
                                                   Maryellen B. Cattani
                                                Executive Vice President,
                                              General Counsel and Secretary

                               INDEX TO EXHIBITS

 EXHIBIT                                                                                       SEQUENTIALLY
 NUMBER                                                                                        NUMBERED PAGE
---------                                                                                    -----------------
(a)(11)    Form of Press Release dated September 11, 1995..................................              5
(a)(12)    Form of Press Release dated September 18, 1995..................................              6

--------------------------------------------------------------------------------
[AMERICAN PRESIDENT'S LOGO]
--------------------------------------------------------------------------------

AMERICAN PRESIDENT COMPANIES, LTD.
--------------------------------------------------------------------------------

                                                                    NEWS RELEASE

    AMERICAN PRESIDENT COMPANIES, LTD. ANNOUNCES COMPLETION OF TENDER OFFER
                     AND AN OPEN MARKET REPURCHASE PROGRAM

    OAKLAND, Calif., Sept. 11 /PRNewswire/ -- American President Companies, Ltd.
(APC) (NYSE: APS) announced today that its "Dutch Auction" tender offer for up to 4 million shares of its common stock expired at 12:00 midnight, Eastern Daylight Time, on Friday, September 8, 1995. Based on a preliminary count at the time of expiration, approximately 2,800,000 shares, including shares subject to guarantees of delivery and shares subject to receipt of additional documentation, had been tendered pursuant to the offer.

    The company intends to purchase at $30 per share all the shares tendered pursuant to the terms of the tender offer. The final number of shares to be purchased will be announced as soon as the results of the tender offer are verified. Payment for shares validly tendered will be made as promptly as practicable.

    Following the mandatory waiting period of 10 business days after expiration of the tender offer, the company plans to initiate an open market repurchase program for up to 1,200,000 shares. The company plans to repurchase shares from time-to-time through open market and privately negotiated transactions at prices deemed appropriate by management. To complete the open market repurchase, the company plans to use available cash reserves.

    American President Companies, Ltd. and its subsidiaries provide container transportation and related services in Asia, the Americas, Europe and the Middle East through an intermodal system combining ocean, rail and truck transportation.

    -0-                        9/11/95

    /CONTACT: Thomas R. Meier of American President Companies, 510-272-8284/

    (APS)

1111 BROADWAY
OAKLAND, CALIFORNIA 94607
U.S.A.

--------------------------------------------------------------------------------
[AMERICAN PRESIDENT'S LOGO]
--------------------------------------------------------------------------------

AMERICAN PRESIDENT COMPANIES, LTD.
--------------------------------------------------------------------------------

                                                                    NEWS RELEASE

           AMERICAN PRESIDENT COMPANIES, LTD. ANNOUNCES FINAL RESULTS
                              OF ITS TENDER OFFER

    OAKLAND, Calif., Sept. 18 /PRNewswire/ -- American President Companies, Ltd. (NYSE: APS) announced today that based on a final count by the depository, 2,820,499 shares had been tendered pursuant to its "Dutch Auction" tender offer for up to 4 million shares of its common stock. As previously announced, APC will purchase all shares validly tendered at a price of $30 per share.

    The company expects to begin mailing checks representing the purchase price of the shares purchased pursuant to the offer early in the week of September 18, 1995.

    American President Companies, Ltd. provides container transportation and related services in Asia, the Americas, Europe and the Middle East through an intermodal system combining ocean, rail and truck transportation.

    -0-                        9/18/95

    /CONTACT: Thomas R. Meier of American President Companies, 510-272-8284/

    (APS)

1111 BROADWAY
OAKLAND, CALIFORNIA 94607
U.S.A.